

April 4, 2013

Via E-mail
In-Young Chase
MS Structured Asset Corp.
1585 Broadway, Second Floor
New York, New York 10036

     Re: **SATURNS CBT Series 2003-1 Units Trust**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed March 27, 2013
               File No. 333-101155-17

Dear Ms. Chase:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 31.1

1.   We note paragraph three of the certification identifies only one report. Item 601(b)(31)(ii) of Regulation S-K, however, requires that paragraph three of the certification state that the distribution or servicing information required to be provided to the trustee by the servicer under the pooling and servicing, or similar, agreement for inclusion in "these reports" is included in "these reports." See also *Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14* (Feb. 21, 2003). Please file an amendment to the Form 10-K that includes a new, corrected certification which contains the required language in paragraph three.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng, Special Counsel, at (202) 551-3811, or me at (202) 551-3850, if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Michael A. Mazzuchi